Aff 3/6/2003 SEC

03002911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 1 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-44319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DAUTRICH SEILER FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 DOGWOOD LANE
(No. and Street)

NAZARETH (City) PA (State) 18064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN DAUTRICH 610-837-4656
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name — *if individual, state last, first, middle name*)

1685 CROWN AVENUE (Address) LANCASTER (City) PA (State) 17601 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, LYNN DAUTRICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAUTRICH SEILER FINANCIAL SERVICES INC, as of DECEMBER 31, ~~19~~XX 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Lynn S Dautrich

Signature

PRESIDENT

Title

John R Hartman

Notary Public

01-29-03

Notarial Seal
John R. Hartman, Notary Public
Lower Nazareth Twp., Northampton County
My Commission Expires June 12, 2003
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Miller Company LLP
Certified Public Accountants and Consultants

DAUTRICH SEILER FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2002

DAUTRICH SEILER FINANCIAL SERVICES, INC.
FINANCIAL REPORT
DECEMBER 31, 2002

INDEX

Beard Miller
Company LLP
Certified Public Accountants and Consultants

Board of Directors
Dautrich Seiler Financial Services, Inc.
Nazareth, Pennsylvania

Independent Auditor's Report

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. (a C Corporation) as of December 31, 2002 and 2001, and the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 17, 2003

Dautrich Seiler Financial Services, Inc.

BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$15,447	$ 9,268
Accounts receivable	3,474	2,953
Prepaid expenses	817	987
Total current assets	$19,738	$13,208
Investments	3,300	3,300
Deferred income taxes	1,766	2,867
Equipment, at cost, less accumulated depreciation of $11,150 in 2002 and 2001	0	0
Total Assets	$24,804	$19,375
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Commissions payable	$ 2,103	$ 2,067
Accrued expenses	1,109	1,421
Total liabilities	$ 3,212	$ 3,488
Stockholder's Equity:		
Common stock, $10 par value - 10,000 shares authorized - 100 shares issued and outstanding	$ 1,000	$ 1,000
Paid-in capital	13,539	11,139
Retained earnings	7,053	3,748
Total stockholder's equity	$21,592	$15,887
Total Liabilities and Stockholder's Equity	$24,804	$19,375

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating revenue:		
Commissions and fees	$65,935	$77,411
Miscellaneous income	200	0
Total operating revenue	$66,135	$77,411
Operating expenses:		
Commissions	$ 40,436	$56,640
Office	371	5,296
Officer's salary	6,776	6,776
Payroll taxes	1,287	1,479
Printing	85	0
Professional fees	6,583	6,530
Retirement plan	378	330
Salaries and wages	5,813	5,654
Total operating expenses	$61,729	$82,705
Income (loss) from operations before income taxes	$ 4,406	($ 5,294)
Income tax benefit (expense)	(1,101)	2,867
Net income (loss)	$ 3,305	($ 2,427)
Other comprehensive loss -		
Unrealized loss on investments	0	(900)
Comprehensive income (loss)	$ 3,305	($ 3,327)

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2002 and 2001

	Retained Earnings	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2000	$ 6,175	$ 1,000	$ 8,176	$ 900	$ 16,251
Comprehensive income:					
Net loss	(2,427)	0	0	0	(2,427)
Unrealized loss on investments	0	0	0	(900)	(900)
Contributed Capital	0	0	2,963	0	2,963
Balance - December 31, 2001	$ 3,748	$ 1,000	$ 11,139	$ 0	$ 15,887
Comprehensive income - net income	3,305	0	0	0	3,305
Contributed capital	0	0	2,400	0	2,400
Balance - December 31, 2002	$ 7,053	$ 1,000	$ 13,539	$ 0	$ 21,592

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating Activities:		
Net income (loss)	$ 3,305	($2,427)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Provision for deferred income taxes	1,101	(2,867)
Decrease (increase) in accounts receivable	(521)	6,615
Decrease (increase) in prepaid expenses	170	(274)
Decrease in stockholder loan	0	37
Increase (decrease) in commissions payable	36	(4,631)
Increase (decrease) in accrued expenses	(312)	198
Net cash provided by (used in) operating activities	$ 3,779	($3,349)
Financing Activity -		
Contributed capital	2,400	2,963
Net increase (decrease) in cash and cash equivalents	$ 6,179	($ 386)
Cash and cash equivalents - beginning of year	9,268	9,654
Cash and cash equivalents - end of year	$ 15,447	$ 9,268

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. is a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:

   a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

   b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

   c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I), (II) and (III) of this section.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE 1: Nature of Business and Summary of Significant Accounting Policies - Continued

Equipment

Purchased assets are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE 2: Investments

Investments held at December 31, 2002 and 2001 are summarized as follows:

	2002		2001	
	Cost	Market Value	Cost	Market Value
NASDAQ Warrants	$ 3,300	$ 3,300	$ 3,300	$ 3,300

Unrealized losses are included in other comprehensive income and consist of the following:

	2002	2001
NASDAQ Warrants	$ 0	($ 900)

NOTE 3: Equipment

Equipment consists of the following at December 31:

	2002	2001
Computers and furniture	$11,150	$11,150
Less: Accumulated depreciation	11,150	11,150
	$ 0	$ 0

There was no depreciation expense in 2002 or 2001.

NOTE 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE 4: Net Capital Requirements - Continued

At December 31, 2002 and 2001, the Company had net capital of $15,709 and $8,733, respectively, which was $10,709 and $3,733, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .2045 to 1 and .3994 to 1 at December 31, 2002 and 2001, respectively.

NOTE 5: Statement of Changes in Liabilities Subordinated to Claims of General Credi

The Company had no liabilities subordinated to the claims of general creditors for 2002 or 2001; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

NOTE 6: Income Taxes

Income tax expense for the years ended December 31, 2002 and 2001 consists of the following:

	2002	2001
Deferred expense (benefit):		
Federal	$ 661	($ 2,867)
State	440	0
	$ 1,101	($ 2,867)

	2002	2001
Deferred income tax asset arising from net operating loss carryforwards:		
Federal	$ 1,060	$ 1,721
State	706	1,146
	$ 1,766	$ 2,867

The Company has available at December 31, 2001, unused net operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Year of Expiration		Unused Net Operating Loss Carryforwards	
Federal	Pennsylvania	Federal	Pennsylvania
2019	2009	$ 2,470	$ 0
2020	2010	3,706	1,771
2021	2011	5,296	5,296
		$ 11,472	$ 7,067

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE 7: Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $378 and $330 in 2002 and 2001, respectively.

NOTE 8: Risk

At times during the years ended December 31, 2002 and 2001, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $100,000.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

Dautrich Seiler Financial Services, Inc.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2002

Total stockholder's equity from balance sheet	$ 21,592
Less non-allowable assets:	
Prepaid expenses	817
Deferred income taxes	1,766
Investments	3,300
Net capital	$ 15,709
Aggregate indebtedness -	
Total liabilities	$ 3,212
Computation of basic net capital requirement -	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 10,709
Ratio of aggregate indebtedness to net capital	.2045 to 1

Note: There were no material differences between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report on
Internal Control Schedule II Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Dautrich Seiler Financial Services, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 17, 2003